06006227

COMMISSION
549

RECEIVED MAR 0 6 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 40430

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sal Oppenheim Jr & CIE Sec., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred J. Gulino (212) 888-8633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/24/06

OATH OR AFFIRMATION

I, Fred J. Gulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sal Oppenheim Jr. & CIE Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President

Title

Notary Public

KIRSTIN T. KNIGHT
NOTARY PUBLIC, State of New York
No. 02KN6088195
Qualified in Queens County
Expires March 3, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sal. Oppenheim, Jr. & Cie. Securities, Inc.

We have audited the accompanying statement of financial condition of Sal. Oppenheim, Jr. & Cie. Securities, Inc. (The Company) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sal. Oppenheim, Jr. & Cie. Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 7, 2006

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$3,829,567
Commissions receivable from affiliates	466,211
Prepaid expenses	31,819
Furniture and equipment at cost, net of accumulated depreciation and amortization	50,879
Prepaid income taxes	30,036
Other assets	5,045
Total Assets	$4,413,557
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$1,259,178
Stockholder's Equity	
Common stock - $.01 par value:	
Authorized - 1,000 shares	
Issued and outstanding - 100 shares	1
Additional paid-in capital	1,084,307
Retained earnings	2,070,071
Total Stockholder's Equity	3,154,379
Total Liabilities and Stockholder's Equity	$4,413,557

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Business:

Sal. Oppenheim Jr. & Cie. Securities, Inc. (The "Company") was incorporated on June 17, 1988 under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of Sal. Oppenheim Jr. & Cie., a limited partnership formed under the laws of the Federal Republic of Germany.

The Company operates out of an office in New York City.

The Company's principal business is introducing German and Swiss securities transactions on a fully disclosed basis to its parent, for which it receives one-half to all of the total commission charged on each transaction. The Company's clients are institutional and are located principally throughout the United States.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Commissions are earned on a trade date basis. Service fees are recognized as the services are completed.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by th straight-line method over the estimated useful lives of the respective assets

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highl liquid debt instruments purchased with an original maturity of three months less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amo of assets and liabilities and disclosure of contingent assets and liabili at the date of the financial statements and the reported amounts of reve expenses during the reporting period. Actual results could differ f

Note 3 - Profit Sharing Plan:

The Company has in place a Section 401(k) plan with a matching provision which covers substantially all full-time employees. The expense associated with this plan was approximately $43,878.

Note 4 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2005, the Company had net capital of $2,570,389 which exceeded its requirement by $2,470,389. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2005 this ratio was .49:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Commitments and Contingencies:

The Company is committed to a lease for office space at a fixed rate plus allocable expense increases as follows:

Year ended December 31, 2006	$ 77,228
Year ended December 31, 2007	77,228
Year ended December 31, 2008	77,228
Year ended December 31, 2009	77,228
	$ 308,912

Rent expense for the year ended December 31, 2005 amounted to approximately $72,000.

The Company's lease is secured by a line of credit in the amount of $82,616 which has been provided by its parent.

Note 6 - Current Vulnerability Due to Certain Concentrations:

Currently, the Company's revenue is based on introducing German and Swiss stocks to its clients. If conditions affecting the level of activity of purchases and sales of these stocks from United States investors should prove unfavorable in the future, this would affect operating results adversely.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2005, the Company provided services to one major customer, resulting in revenues of approximately 12% of the Company's total revenues.

Note 7 - Corporate Income Taxes:

The Company files a Federal, New York State and New York City tax return.

The provision for income taxes is as follows:

Federal	$ 642,320
State and local	84,889
Total income tax expense	$ 727,209

A reconciliation of the approximate difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$1,061,000
The effect of:	
Decrease due to NOL utilized	(481,000)
Increase due to state and local taxes, net of U.S. federal income tax effects	347,000
Temporary difference on wages paid in 2005	(210,000)
Other	10,000
Income tax expense	$ 727,000